Mammoth Energy Services, Inc.
14201 Caliber Drive, Suite 300
Oklahoma City, OK 73134

July 8, 2021
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:    Office of Energy & Transportation
Liz Packebusch, Staff Attorney

Re:    MAMMOTH ENERGY SERVICES, INC.
    Registration Statement on Form S-3
Filed June 21, 2021
    File No. 333-257186

Ladies and Gentlemen:

Mammoth Energy Services, Inc., a Delaware corporation, pursuant to Rule 461 of the Securities Act of 1933, as amended, respectfully requests that the effective date for the Registration Statement on Form S-3 (File No. 333-257186), filed with the Securities and Exchange Commission on June 21, 2021, be accelerated to July 12, 2021 at 4:00 p.m. Washington, D.C. time or as soon thereafter as practicable.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 608-6007 or Seth R. Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.
Sincerely,
/s/ Mark Layton
Mark Layton
Chief Financial Officer
cc:    Seth R. Molay, P.C.